

May 23, 2017

Mail Stop 4631

Via E-Mail
H. Douglas Goforth
Chief Financial Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

> **Re:** **GMS Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2017**
> **File No. 333-217758**

Dear Mr. Goforth:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

Because AE controls a significant percentage of our common stock, it may . . ., page 36

Sales of a substantial number of shares of our common stock . . ., page 37

1.      Please revise to provide the missing share information in these two risk factors.

Principal and Selling Stockholders, page 65

2.      Please revise the table on page 66 to include all the information required by Item 507 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc:     Andrew B. Barkan
        Fried, Frank, Harris, Shriver & Jacobson LLP